# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JBS N.V., CIK 0001791942
CUSIP: N4732M103
Title of class of securities: Class A Common Shares, Euro 0.01 par value per share
Address of issuer's principal executive offices: Stroombaan 16, 5th Floor, Amstelveen, Netherlands (P7), 1181 VX
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001715696

## Reporting persons
- BNDES Participacoes S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 201,676,700; sole dispositive power 0; shared dispositive power 201,676,700; aggregate amount beneficially owned 201,676,700 (24.77% of the class)
  Comment: Percentage of the class beneficially owned is calculated based on 814,216,001 Class A Common Shares of the Issuer outstanding as of July 2, 2025.
- Banco Nacional de Desenvolvimento Economico e Social: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 201,676,700; sole dispositive power 0; shared dispositive power 201,676,700; aggregate amount beneficially owned 201,676,700 (24.77% of the class)
  Comment: These shares are directly beneficially owned by BNDESPAR, which is a wholly-owned subsidiary of BNDES. BNDESPAR's Board of Executive Officers is responsible for making decisions related to voting or disposing of the reported shares. The Board of Executive Officers of BNDESPAR is comprised of 10 members, all of which are also officers of BNDES. Decisions of the Board of Executive Officers of BNDESPAR are taken at meetings by a majority of the members present. The officers of BNDES are appointed by the Board of Directors of BNDES.
  
  Percentage of the class beneficially owned is calculated based on 814,216,001 Class A Common Shares of the Issuer outstanding as of July 2, 2025.

## Item 1. Issuer
Name of issuer: JBS N.V.
Address of issuer's principal executive offices: Stroombaan 16, 5th Floor, Amstelveen, Netherlands, 1181 VX

## Item 2. Person Filing
Name of person filing:
(i) BNDES Participacoes S.A. - BNDESPAR
(ii) Banco Nacional de Desenvolvimento Economico e Social - BNDES (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: Av. Republica do Chile, 100 - Centro, Rio de Janeiro, R.J., Brazil
Citizenship: Federative Republic of Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
201,676,700

These shares are directly beneficially owned by BNDESPAR, which is a wholly-owned subsidiary of BNDES. BNDESPAR's Board of Executive Officers is responsible for making decisions related to voting or disposing of the reported shares. The Board of Executive Officers of BNDESPAR is comprised of 10 members, all of which are also officers of BNDES. Decisions of the Board of Executive Officers of BNDESPAR are taken at meetings by a majority of the members present. The officers of BNDES are appointed by the Board of Directors of BNDES.
Percent of class:
24.77%

Percentage of class beneficially owned by the Reporting Persons is calculated based on 814,216,001 Class A Common Shares of the Issuer outstanding as of July 2, 2025.

The shares beneficially owned by the Reporting Persons represent 5.36% of the total outstanding voting power in the Issuer. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power held by all holders of the Issuer's outstanding Class A Common Shares (814,216,001), who are entitled to one vote per share, combined with the voting power held by all holders of the Issuer's outstanding Class B Common Shares (294,842,184), who are entitled to ten votes per share.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 201,676,700
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 201,676,700

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BNDES Participacoes S.A.: /s/ MARCELO MARCOLINO, Marcelo Marcolino, Attorney-in-fact (08/14/2025)
- BNDES Participacoes S.A.: /s/ MARCIO BERNARDO SPATA, Marcio Bernardo Spata, Attorney-in-fact (08/14/2025)
- Banco Nacional de Desenvolvimento Economico e Social: /s/ MARCELO MARCOLINO, Marcelo Marcolino, Attorney-in-fact (08/14/2025)
- Banco Nacional de Desenvolvimento Economico e Social: /s/ MARCIO BERNARDO SPATA, Marcio Bernardo Spata, Attorney-in-fact (08/14/2025)